Exhibit 99.7

Italy’s Carabinieri Police Deploy NICE Inform at All Control
Rooms Nationwide for Incident Intelligence

One of the world’s largest police forces, handling over seven million emergency incidents annually, turns to NICE to modernize voice recording and incident reconstruction

Hoboken, N.J., May 28, 2024 – NICE (Nasdaq: NICE) today announced that the Carabinieri (Arma dei Carabinieri), Italy’s national police force headquartered in Rome, Italy, is deploying NICE Inform, one of the solutions in NICE’s Evidencentral platform, to modernize and improve the reliability of voice recording and incident reconstruction for 514 emergency communication centers across Italy which handle over seven million emergency calls annually. With 110,000 sworn officers, the Carabinieri is one of the largest police forces in the world.

Used by over 3,000 public safety agencies worldwide, NICE Inform provides a single system of record for incident information. NICE Inform empowers public safety agencies to find the truth that’s hidden in incident information faster through reliable data capture, fast, accurate incident reconstruction, and automated quality assurance.

The Carabinieri’s 514 emergency communication centers are a vital link in enforcing law and order and fighting all forms of crime, as well as responding to any type of disaster. With NICE Inform, the Carabinieri is now able to reliably capture and efficiently manage all call and radio emergency communications for remote control rooms from its central headquarters in Rome, with instant access to incident information from any location, to support emergency responses, investigations, evidence requests, and officer and operator trainings. When full reviews of incidents are necessary, NICE Inform automatically pulls incident data into a timeline view, so managers can replay incidents and understand what happened, how and when.

“We are proud to have been chosen by the Carabinieri for this vital national infrastructure project,” said Chris Wooten, Executive Vice President, NICE. “When it comes to managing growing incident information, law enforcement agencies and emergency communications centers around the globe are increasingly turning to NICE for incident intelligence. With NICE Inform, they can capture all of their incident information in one place, reconstruct incidents more thoroughly and faster, and gain insight to improve emergency response.”

NICE is deploying the NICE Inform solution for the Carabinieri in conjunction with Italy-based NICE-certified partner Recording Enterprise Solutions (RES).

To learn more about NICE’s digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

About the Carabinieri (Arma dei Carabinieri)
Founded in 1814 and headquartered in Rome, the Carabinieri (Arma dei Carabinieri) is a police force in Italy with military status. It reports directly to the Ministry of Defense and conducts military police duties for other armed forces, provides security of Italian diplomatic missions abroad, and supports the Ministry of Interior in activities related to inland public order and security. It has a nationwide responsibility in enforcing law and order and in fighting all forms of crime. Furthermore, in case of natural disasters, the Carabinieri Corps supports civilian agencies in relief and in public safety operations. With 110,000 sworn officers, the Carabinieri is one of the largest police forces in the world, and one of four national forces in Italy. www.carabinieri.it

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.